UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 1-11656
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL GROWTH 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
General Growth 401(k) Savings Plan:
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of General Growth 401(k) Savings Plan (the “Plan”), formerly General Growth Management Savings and Employee Stock Ownership Plan, as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
Chicago, Illinois
June 27, 2007

GENERAL GROWTH 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	December 31,
	2006	2005
ASSETS:
Participant-directed investments:
Registered investment companies	$199,549,622	$164,112,792
Employer stock fund	79,609,252	77,981,315
Vanguard Retirement Savings Trust	34,836,891	35,833,488
Vanguard Brokerage Option	2,360,362	2,087,050
Outstanding participant loans	4,560,615	4,225,019

Total investments	320,916,742	284,239,664

Receivables:
Employer contributions	782,448	1,890,024
Participant contributions	4,888	—
Other receivables	30,983	—

Total receivables	818,319	1,890,024

Total assets	321,735,061	286,129,688

LIABILITIES:
Other liabilities	—	21,738

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	321,735,061	286,107,950

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	335,223	472,559

NET ASSETS AVAILABLE FOR BENEFITS	$322,070,284	$286,580,509

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Interest and dividend income	$13,785,730
Contributions:
Participants	17,566,219
Employer	9,004,863

Total contributions	26,571,082
Net appreciation in fair value of investments	22,043,419
Other additions	58,761

Total additions	62,458,992

DEDUCTIONS:
Benefit payments	26,902,545
Administrative expenses	66,672

Total deductions	26,969,217

NET INCREASE IN PLAN ASSETS	35,489,775

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	286,580,509

End of year	$322,070,284

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. Description of Plan and Significant Plan Provisions
The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan’s provisions.
General: GGP Limited Partnership (the “Company”) is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries. Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen. Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and therefore are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.
Prior to January 1, 2006, the Plan was sponsored and administered by General Growth Management, Inc., a wholly owned subsidiary of the Company, and was referred to as the General Growth Management Savings and Employee Stock Ownership Plan.
Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2006, a participant’s before-tax contribution was generally limited to $15,000. Also for 2006, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $5,000. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.
Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.
At December 31, 2006, the Plan offered the following investment options:
•	Twenty-two registered investment companies which offer investments in stocks, bonds and cash-equivalents;

•	Common stock of the Company’s ultimate parent, GGPI, a publicly-traded real estate investment trust (“Employer Stock Fund”);

•	Vanguard Retirement Savings Trust, a collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions; and

•	Vanguard Brokerage Option which offers direct investment in registered investment companies, stocks, bonds and cash-equivalents.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Participant loans: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may never exceed the lesser of 50% of the participant’s total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a primary residence loan, in which case, the term may not exceed 20 years. Principal and interest are due each pay period. Prior to January 1, 2006, participant loans were due and payable within 60 days upon termination of employment. Subsequent to January 1, 2006, participant loans are due and payable within 90 days upon termination of employment.
Vesting and Forfeitures: Participants are vested immediately in employee and employer contributions for contributions made on or after January 1, 1998.
In 2006, forfeitures totaling $110,438 were used to reduce Employer contributions and $4,128 were used to fund participant accounts. At December 31, 2006, the balance of forfeitures that will be used to offset Employer contributions during 2007 was $6,142. At December 31, 2005, $63,667 of forfeitures were available and used to offset Employer contributions during 2006.
Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.
Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan. GGPI stock will be distributed in cash or stock, as elected by the Participant. All other distributions will be made in cash.
Effective March 28, 2005, terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant. For participant account balances $1,000 or less, lump sum cash distributions will be made.
NOTE 2. Summary of Significant Accounting Policies
Basis of accounting: The financial statements were prepared using the accrual method of accounting.
New Accounting Pronouncement: The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans” (the “FSP”). As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the Plan’s investment in the Vanguard Retirement Savings Trust (“VRST”), a fully benefit-responsive stable value fund. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Plan’s investment in the VRST. As provided by the FSP, the FSP was retroactively applied to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.
Valuation of investments and participant loans: The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the VRST are valued at fair value and then adjusted to contract value in accordance with the FSP. Fair value is calculated as the net asset value of the underlying investments of the VRST. Contract value is calculated as the sum of the principal balance plus accrued interest. Contract value is considered the relevant measurement attribute because that is the amount participants in the fund would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value of the investment contracts in the VRST is calculated by discounting the expected future cash flows for each investment contract. The discount rate used is based on current yield of similar instruments with comparable durations. GGPI common stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equity securities in the Vanguard Brokerage Option are valued at last quoted sales price as of the close of the trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price. Participant loans are valued at outstanding balance which approximates fair value.
Investment transactions: Investment income is allocated and recorded daily to the participants’ accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Administrative expenses: All administrative expenses result in a deduction from participants’ accounts.
Payment of benefits: Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2006 and 2005.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
Description of Investment	2006	2005

Employer Stock Fund	$79,609,252	$77,981,315
American Funds EuroPacific Growth Fund	23,931,945	15,930,070
Royce Total Return Fund	25,358,292	24,273,587
Vanguard 500 Index Fund	24,433,274	19,813,504
Vanguard Target Retirement Fund 2025	17,949,465	14,564,199
Vanguard Retirement Savings Trust (at contract value)	35,172,114	36,306,047
During 2006, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Registered investment companies	$14,011,658
Employer Stock Fund	7,923,549
Vanguard Brokerage Option, net	108,212

Net appreciation in fair value of investments	$22,043,419

NOTE 4. Income Tax Status
The Plan received its latest determination letter on February 10, 2006, applicable for Plan amendments effective on May 1, 2002; December 31, 2002; January 1, 2003 and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC.
In September 2005 and October 2004, the Company requested consideration from the IRS under the Voluntary Correction Program of the Employee Plans Compliance Resolution System described in Revenue Procedure 2003-44 to resolve certain Operational Failures (within the meaning of Section 5.01(2)(b) of Revenue Procedure 2003-44) related to Participant and Employer matching contributions, withholding of Participant earnings and Participant eligibility in the Plan. The Company has resolved each of the Operational Failures and received confirmation from the IRS in the determination letter dated February 10, 2006, that their application was accepted.
NOTE 5. Risks and Uncertainties
The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 6. Exempt Party-In-Interest Transactions
The Plan allows participants to invest in GGPI common stock.
The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced plan net assets, were $66,672 in 2006 and $34,617 in 2005.
NOTE 7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits:

December 31,
2006
Net assets available for benefits per the financial statements	$322,070,284
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	335,223

Net assets available for benefits per the Form 5500	$321,735,061

The following is a reconciliation of net increase in Plan assets:

Year Ended December 31,
2006
Net increase in Plan assets per the financial statements	$35,489,775
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	335,223

Net income per the Form 5500	$35,154,552

GENERAL GROWTH 401(k) SAVINGS PLAN
SUPPLEMENTAL SCHEDULES
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD (AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issue	Description of Investment	Fair Value

Registered Investment Companies:
* American Funds EuroPacific Growth Fund, R-4	Registered Investment Company	$23,931,945
* American Funds Growth Fund of America, Class R-4	Registered Investment Company	14,877,729
* Artisan Mid Cap Fund, Investor Shares	Registered Investment Company	12,432,910
* Cohen & Steers Realty Income Fund, I Class	Registered Investment Company	4,432,665
* Davis New York Venture Fund, Class A	Registered Investment Company	11,593,815
* Lord Abbett Mid Cap Value Fund, Class A	Registered Investment Company	8,771,239
* Royce Total Return Fund, Service Class	Registered Investment Company	25,358,292
* Vanguard 500 Index Fund, Investor Shares	Registered Investment Company	24,433,274
* Vanguard Explorer Fund, Investor Shares	Registered Investment Company	7,551,537
* Vanguard Extended Market Index Fund, Investor Shares	Registered Investment Company	6,410,705
* Vanguard Intermediate-Term Bond Index Fund, Investor Shares	Registered Investment Company	14,288,988
* Vanguard Target Retirement 2005	Registered Investment Company	1,863,028
* Vanguard Target Retirement 2010	Registered Investment Company	91,543
* Vanguard Target Retirement 2015	Registered Investment Company	12,669,213
* Vanguard Target Retirement 2020	Registered Investment Company	119,422
* Vanguard Target Retirement 2025	Registered Investment Company	17,949,465
* Vanguard Target Retirement 2030	Registered Investment Company	69,837
* Vanguard Target Retirement 2035	Registered Investment Company	8,060,160
* Vanguard Target Retirement 2040	Registered Investment Company	15,056
* Vanguard Target Retirement 2045	Registered Investment Company	4,155,592
* Vanguard Target Retirement 2050	Registered Investment Company	12,580
* Vanguard Target Retirement Income Fund	Registered Investment Company	460,627

		199,549,622
* Employer Stock Fund	General Growth Properties, Inc. — Common Stock	79,609,252

* Vanguard Retirement Savings Trust	Collective Trust	34,836,891

* Vanguard Brokerage Option:	Registered Investment Companies, Stocks, Bonds and Cash-Equivalents	2,360,362

* Outstanding Participant Loans	4% — 10.5%	4,560,615

Total		$320,916,742

* Sponsored by a party-in-interest.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN

	By:	GGP Limited Partnership, as Administrator
	By:	General Growth Properties, Inc., its general partner

June 27, 2007		/s/ Robert A. Michaels

	By:	Robert A. Michaels
President and Chief Operating Officer

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Deloitte & Touche LLP